Item 77E Deutsche Multi-Market Income Trust


On October 5, 2016, Western Investment LLC
("Western") filed a shareholder action in the Massachusetts Superior Court for Suffolk County
(the "Court") asserting both direct and derivative claims against and on behalf of Deutsche Multi-
Market Income Trust (the "Fund"), and against the trustees of the Fund in connection with the contested election of trustees at the annual meeting of the Fund held on September 30, 2016. In its complaint, Western seeks, among other things, declaratory and injunctive relief (i) declaring the Fund's by-law requiring trustees to be elected by a majority of outstanding shares inapplicable to contested elections and (ii) compelling the Fund to seat Western's nominees on the Fund's Board. On
November 3, 2016, the Court denied Western's motion for a preliminary injunction. On November
23, 2016, the Fund and the trustees filed a motion to dismiss all of Western's claims and a hearing on the motion to dismiss was held on December 22, 2016.